AMENDMENT TO
                             MANAGEMENT AGREEMENT

      This Amendment dated as of April 1, 2006, is to the Management Agreement made as of the 13th day of September 1996, (the "Agreement") by and between Franklin High Income Trust, a Delaware business trust (the "Trust"), on behalf of AGE HIGH INCOME FUND (the "Fund"), series of the Trust, and Franklin Advisers, Inc., a California corporation, (the "Manager").

                                  WITNESSETH:

      WHEREAS, both the Manager and the Trust wish to amend Paragraph 4A of the Agreement; and

      WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting on February 28, 2006.

      NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree to amend Paragraph 4A of the Agreement to read as follows:

     A. For purposes of calculating such fee, the value of the net assets of the Fund shall be the net assets computed as of the close of business on the last business day of the month preceding the month in which the payment is being made, determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund's current prospectus and statement of additional information. The annual rate of the management fee shall be as follows:

           0.625%  of the  value of net  assets  up to and  including
           $100 million;

           0.500% of the value of net assets over $100 million and not over $250 million;

           0.450% of the value of net assets over $250 million and not over $10 billion;

           0.440% of the value of net assets over $10 billion and not over $12.5 billion;

           0.420% of the value of net assets over $12.5 billion and not over $15 billion;

           0.400% of the value of net assets over $15 billion and not over $17.5 billion;

           0.380% of the value of net assets over $17.5 billion and not over $20 billion; and

           0.360% of the value of net assets over $20 billion and not over $35 billion; and

           0.355% of the value of net assets over $35 billion and not over $50 billion; and

           0.350% of the value of net assets in excess of $50 billion.

      IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.


FRANKLIN HIGH INCOME TRUST
on behalf of AGE High Income Fund


By:
   /s/ KAREN L. SKIDMORE
      Karen L. Skidmore
      Vice President and Secretary



FRANKLIN ADVISERS, INC.


By:/s/ JAMES R. BAIO
      James R. Baio
      Senior Vice President and
      Chief Financial Officer